April 29, 2008

Era Anagnosti

Staff Attorney

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Otter Tail AG Enterprises, LLC
Form 10
Filed January 28, 2008
File No. 000-53042

Dear Ms. Anagnosti:

We are writing in response to your letter dated February 27, 2008 regarding the From 10 of Otter Tail AG Enterprises, LLC (the “Company”) filed on January 28, 2008, File Number 000-53042 (the “Form 10”).  To facilitate your review of our response, we are including your comments in boldface type, followed by our response and where appropriate, our revisions to the Form 10.

General

1.                                      Comments regarding your confidential treatment request will be sent under separate cover.  Please note that we will not be in a position to clear our comments on the registration statement until we resolve all issues concerning the confidential treatment request.

2.                                      Please provide updated financial statements and related disclosures as required by Rule 3-12(a) of Regulation S-X.  Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10.  If you do not withdraw your Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act.  The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10.

RESPONSE:  We have updated the financials and notes as required by Rule 3-12(a) of Regulation S-X.  The financial statements now contain condensed interim financial statements and related notes for the three months ended December 31, 2007.

Business, page 1

Plan of Operations Until end of Fiscal Year, page 1

3.                                      Since it is not readily apparent when your fiscal year ends, and your first disclosed this information on the second paragraph of the Environmental and Other Regulatory Matters discussion on page 4, please revise your disclosure to incorporate your fiscal year end information.

RESPONSE:  We have added a sentence to page 1 under “Plan of Operations Until End of Fiscal Year” that states “Our fiscal year ends September 30.”

Site Infrastructure, page 2

Adequate Corn Supply, page 2

4.                                      Given the concentration of corn-ethanol producers in the state of Minnesota as well as the high demand for corn supply nationally, please disclose the basis of your belief that the Fergus Falls area has sufficient grain corn production.

RESPONSE:  We have added three paragraphs to the corn supply statement disclosing the basis for our belief that the Fergus Falls area has sufficient grain corn production.  The disclosure reads as follows:

We believe that the Fergus Falls area has sufficient grain corn production to meet our anticipated needs.  We contracted the services of The ProExporter Network (“PRX”) in 2005 to do a study on the corn supply in Fergus Falls and the surrounding area.  PRX reported sufficient corn supply to operate the Plant.

In addition, we along with CHS, Inc., collected the 2005 USDA production numbers for corn in an 80 mile radius of Fergus Falls.  Based on the USDA numbers, there were 199,869,280 million bushels of corn produced within that radius.  In a 40 mile radius of Fergus Falls, 54,670,590 bushels of corn were produced.  Based on the PRX study and our findings, if we purchased approximately 40 percent of the corn in the 40 mile radius of the Plant, we would purchase approximately 21,868,236 bushels of corn which is sufficient to run the Plant.

In addition, the corn-planted acres in both the 40 mile and 80 mile radius of Fergus Falls have increased in the past two years.  USDA numbers are not yet available for these years, but, based on seed sales, we estimate corn planted acres have increased 15 percent over the last two years in the 40 mile radius.

Environmental and Other Regulatory Matters, page 4

5.                                      On the second paragraph of your discussion, you disclose that you have been successful in obtaining “all of the permits currently required;” however, at the beginning of the next paragraph you state that you “will be required to obtain . . .” a number of federal, state, and local environmental permits.  Please revise your disclosures for consistency.  Further, clearly identify any material permits which you may not have obtained.  To the extent applicable, further disclose whether failure to obtain these material permits may delay the start of operations and impair your ability to generate revenues.

RESPONSE:  We have added a paragraph to this disclosure that reads as follows:

“To the extent applicable all permits have been requested and applied for, and we sent a final notification of operational start up to the Minnesota Pollution Control Association (MPCA) at the time of commencing production.  The plant is subject to inspection by the MPCA at anytime to verify compliance with certain criteria as specified within the permits.”

Since we have already commenced operations and begun generating revenues, a disclosure related to delaying the start of operations and our ability to generate revenues is inapplicable.

Sales and Marketing, page 6

Ethanol, page 6

6.                                      We note that RPMG will be your sole marketing representative and that RPMG has agreed to use its “best efforts” to market your ethanol.

•                  Please disclose whether under the terms of the marketing agreement RPMG is required to market and sell a minimum number of gallons during the term of the marketing agreement or any other measure of time contemplated in the agreement.

•                  In the event of termination of the marketing agreement by either party, please disclose whether delays in finding a replacement may have a material effect on your business.

RESPONSE:  We have added three sentences to the end of the first RPMG paragraph that states the following,

“This agreement estimates that we will supply RPMG with an average monthly volume of 4,583,333 gallons of ethanol.  If we are unable to achieve this monthly volume and, as a consequence, RPMG is unable to meet its sale obligations to third parties, RPMG may purchase ethanol on the open market and have us reimburse RPMG for any losses.  RPMG is under no contractual obligation to buy any minimum amount of our ethanol.  If, for any reason, this agreement is terminated by either party, we may incur significant expense in finding a replacement to market our ethanol, which could have a material negative effect on our business.”

7.                                      Since RPMG will be your sole marketing representative, please include in your disclosure a brief discussion of RPMG’s operating history.  Further, please tell us whether you have considered any conflicts of interest that may arise if RPMG represents other ethanol producers on an exclusive basis.

RESPONSE:  We have added a paragraph on page 6 that states the following:

“RPMG is a producer-owned ethanol and bio-diesel marketing company formed in 1999.  RPMG applies cooperative principles to the marketing of fuel ethanol and it is the only such association that is wholly owned and managed by its member plants.  The five founding member plants of RPMG are Al-Corn Clean Fuels of Claremont, Minnesota.; Chippewa Valley Ethanol Company of Benson, Minnesota; Corn Plus of Winnebago, Minnesota; Diversified Energy Company of Morris, Minnesota and Heartland Corn Products in Winthrop, Minnesota.  We are not a member of RPMG, but retain RPMG to market our ethanol pursuant to the Ethanol Fuel Marketing Agreement.  We do not anticipate any conflicts of interest arising in the future due to RPMG marketing ethanol for other producers and its member plants because RPMG is contractually obligated to use the same best efforts to sell the ethanol produced at all its contracted plants.  As a result, RPMG would be in breach of its contracts with us and other members if it favored one plant over another.  No such event has occurred, to our knowledge, in the past, nor would we reasonably expect that such an event would happen in the future.”

We do not anticipate any conflicts of interest arising in the future due to RPMG marketing ethanol for other producers and its member plants because RPMG is contractually obligated to use the same best efforts to sell the ethanol produced at all its contracted plants.  As a result, RPMG would be in breach of its contracts with us and other members if it favored one plant over another.  No such event has occurred, to our knowledge, in the past, nor would we reasonably expect that such an event would happen in the future.

8.                                      In the second paragraph you state that RPMG will provide a variety of services and infrastructure which would be inefficient for you to provide.  Please revise your disclosure to further inform the investors whether this type of third-party arrangement is customary for ethanol-producing businesses.

RESPONSE:  We have added a sentence on page 6 that states the following:

“This type of marketing agreement is customary in the ethanol industry as ethanol producers focus on producing ethanol and enter into agreements with third-party providers with expertise in other key areas.”

9.                                      In regards to your reference of the Ethanol Producer Magazine, please provide the month and year of the issue you are referring to in your disclosure.

RESPONSE:  We have deleted the reference to the Ethanol Producer Magazine article.  Since it was from November 2006, we believe it is no longer current for our disclosure purposes.

Procurement Agreements, page 7

10.                               You state that CHS does not guarantee that a supply of corn will be available to you.  If you believe it is possible that you may have to procure corn from other sources, please discuss here, in according with Item 101(h)(4)(v) of Regulation S-K.

RESPONSE:  We have added additional disclosures to the CHS paragraph that read as follows:

“Our contract with CHS provides that we will establish the price we will pay for corn and CHS will seek corn for us to buy at this price.  In the event CHS cannot locate adequate corn at this price, CHS will notify us and we may elect to change our price in order to obtain more corn.  If CHS is unable to obtain enough corn in our immediate trade territory, we have installed rail unloading capability and we have the ability to bring rail cars in from outside our immediate market area.  CHS would continue to act as our buying agent and we would set the price.  In the event that CHS is unable to obtain corn for us at a price we deem acceptable, we would seek to purchase corn directly from farmers, elevators and other corn supply companies in our local area, as well as from regional and national sources.  This agreement is for a term of five years.”

Natural Gas, page 8

11.                               Please explain the meaning of the acronym “TDI.”

RESPONSE: We have deleted TDI from the natural gas paragraph.

Transportation and Delivery, page 9

12.                               Please explain how you will handle truck transportation.  We note your discussion on page 6 where you state that RPMG will handle “transportation logistics;” however, it is unclear whether RPMG will handle timing and load logistics or whether it will handle the entire process of truck transportation, including the hiring of the truck transportation providers.  To the extent that RPMG will provide the full range of truck transportation services, please make the appropriate disclosures and state the anticipated cost of that service.  If you will retain these third-party providers directly, please disclose their available sources, their ability to meet your transportation demands and your anticipated transportation cost.

RESPONSE:  We have added additional disclosures to the section that read as follow:

“We have entered into a pool marketing agreement with RPMG to provide all marketing services for ethanol including both truck and rail transportation.  RPMG is responsible for scheduling all logistics based on information we provide to them on the amount of gallons we will be selling and shipping for a given month.  The cost for transportation of product by rail to a specific destination is posted on the Burlington Northern Santa Fe (BNSF) railroad Web site.  The transportation costs associated with truck is based on a mileage and fuel surcharge basis and is established once a destination is determined.  RPMG will be responsible for providing all rail and trucking services, excluding expenses payable to the rail or trucking companies, as part of the fee we pay RPMG.  Expenses payable to the rail or trucking companies are paid by RPMG, but deducted from our portion of the ethanol sales price.”

Risk Factors, page 23

We are dependent on a key service provider that is currently involved in litigation and may be experiencing significant financial stress . . ., page 23

13.                               Please include a discussion in your Business section related to the Delta-T litigation.  In your “Construction” discussion on page 3, you list a number of services resulting from the licensing of Delta-T’s process technology.  Please provide the investors with the necessary qualitative and quantitative information to further understand what part of your business operations may be compromised because of a potential unfavorable judgment against Delta-T.  Further disclose, if known, whether Delta-T has taken a position on this matter; for example, whether it has denied the allegations, has filed a motion to dismiss, or has filed a counter-lawsuit against Bateman Litwin N.V.

RESPONSE:

We have revised the risk factor to incorporate the relevant information.  It now reads, in part, as follows:

“We entered into a licensing agreement on October 24, 2006 with Delta-T, whereby Delta-T agreed to license its proprietary design technology to us for the purpose of constructing the Plant.  In addition, Delta-T has warranty and support obligations to us under the licensing agreement.  On December 21, 2007, Bateman Litwin N.V., a Netherlands company that acquired Delta-T in August 2007 (“Bateman-Litwin”), filed a complaint in a Virginia district court against Delta-T’s former owners, alleging breach of contract and seeking $180,000,000 in damages, as well as seeking rescission of the acquisition.  Delta-T’s former owners have filed a countersuit against, among others, Bateman-Litwin, Bateman Engineering Corp., and Delta-T,  seeking a declaratory judgment of contractual rights with respect to the Stock Purchase Agreement and alleging defamation and defamation per se and unjust enrichment against Bateman-Litwin, and breach of employment agreement against Delta-T.  The former Delta-T owners, Rob Swain and Bibb Swain (the “Swains”), seek actual damages of not less than $75,000,000 and a judgment declaring that the Swains are entitled to the $45,000,000 worth of compensation set forth in the stock purchase agreement with Bateman-Litwin.  The lawsuit by Bateman-Litwin against the Swains exposed potentially negative financial information about Delta-T and the lawsuit itself and its consequences could negatively affect Delta-T’s financial position and may adversely affect Delta-T’s ability to provide ongoing support and stand behind its warranties for the technology licensed to us.    If rescission of the acquisition is successful and Bateman Litwin is successful in obtaining significant monetary judgments against Delta-T’s former owners, the Swains, as the owners of Delta-T after a court-ordered rescission, and Delta-T may lack the financial resources to continue operations.  If as a result, Delta-T cannot continue operations, the warranties and guarantees made by Delta-T to us may be adversely affected and we may not be able to seek or pursue any claims against Delta-T as a result.  It is also possible that any judgment against Bateman-Litwin or Delta-T in favor of the Swains might negatively impact the financial and operational condition of Delta-T and could adversely impact their ability to provide ongoing support and warranty coverage for us.”

Present and future loan agreements with lenders may hinder our ability to operate the business . . ., page 25

14.                               On the last paragraph of this risk factor, you state that the various covenants and agreements “may contain cross-acceleration and cross-default provisions.”  Please revise your disclosure to clarify that these covenants and agreements currently contain cross-default provisions.

RESPONSE:  We have added disclosures to the risk factor that read as follows:

“Our Master Loan Agreement with Agstar contains a provision that states that if we default on any payment of principal, interest, fees, expenses, charges or other amounts under the construction loan note, term loan note, revolving line of credit note, and mortgage, this will constitute an event of default and Agstar may accelerate the due date of the unpaid balance of the principal on all of the Agstar promissory notes.  Likewise, our Construction and Term Loan Agreement with NMF contains a provision that states if we default on any payment of principal or interest, fees, expenses, or other amounts due under the senior loan note, subordinated loan note, and mortgage, this will constitute and event of default and NMF may accelerate the due date of the unpaid balance of the principal on all of the NMF notes.  The NMF Construction and Term Loan Agreement also contains a provision that states that if an event of default occurs and is continuing under any of the Agstar loan documents, it shall be deemed an event of default under the NMF agreement.  The capital lease with Otter Tail County contains a provision that states that if an event of default occurs and is continuing under any of the Agstar loan documents, it shall be deemed an event of default under the capital lease.”

Competition from ethanol imported from Brazil . . ., page 27

15.                               The nature of this risk factor does not seem currently material and is a risk that can affect any domestic ethanol-producing company.  Please revise as necessary or remove.

RESPONSE:  We have removed this risk factor.

Our operating costs could be higher than we expect . . ., page 29

16.                               Please consolidate your disclosures regarding costs resulting from environmental compliance with your disclosures in “Our business is subject to extensive and potentially costly environmental regulations . . .” risk factor on page 30.

RESPONSE:  We have consolidated the risk factors into one environmental compliance risk factor, which reads, in relevant part:  “Changes in environmental regulations or stricter interpretation of existing regulations may require additional capital expenditures or increase our operating costs.  In addition, because our Plant is a 55,000,000 gallon per year Plant, it may be more difficult and costly for us to comply with applicable environmental regulations than smaller ethanol plants.  Any increases in operating costs will result in lower profit margins because we may be unable to pass any of these costs on to our customers.”

We likely will not sell the carbon dioxide we will produce . . ., page 29

17.                               This risk factor seems to overlap with the risk factor “Our business is subject to extensive and potentially costly environmental regulations . . .” on page 30, and the risk factor “Carbon dioxide may be regulated in the future . . .” on page 31.  Please revise to combine them or clarify the discrete risk that each risk factor addresses.

RESPONSE:  We added a revised paragraph to the environmental compliance risk factor revised pursuant to comment 16 that addresses the potential Carbon Dioxide regulations.  It reads as follows: “Finally, in 2007 the Supreme Court decided a case in which it ruled that carbon dioxide is an air pollutant under the

Clean Air Act for the purposes of motor vehicle emissions.  The Supreme Court directed the EPA to regulate carbon dioxide from vehicle emissions as a pollutant under the Clean Air Act.  Similar lawsuits have been filed seeking to require the EPA to regulate carbon dioxide emissions from stationary sources such as our Plant under the Clean Air Act. Initially, we will not likely market and sell any of the carbon dioxide we produce.  Instead, we will emit it into the atmosphere.  Any fines or settlements based on our carbon emissions could reduce our profitability.  While there are currently no regulations applicable to us concerning carbon dioxide, if the EPA or the State of Minnesota were to regulate carbon dioxide emissions by plants such as ours, we may have to apply for additional permits or we may be required to install carbon dioxide mitigation equipment or take other as yet unknown steps to comply with these potential regulations.  Compliance with any future regulation of carbon dioxide, if it occurs, could be costly and may prevent us from operating the Plant profitably which could decrease or eliminate the value of our Units.”

Our business is subject to extensive and potentially costly environmental regulations . . ., page 30

18.                               In your risk factor, “Our operating costs could be higher . . .” on page 29, you refer to occupational safety as another aspect of regulatory compliance.  We also note that one of the Federal Permits identified on page 4 is the Occupational Safety and Health Administration (OSHA) 1910 Process Safety Management (PSM) Plan.  As such, please let us know what consideration you have given to a discussion regarding compliance with the rules and regulations relating to worker safety and the effect that such compliance is expected to have on your business.

RESPONSE: We have added a paragraph to this risk factor discussing our compliance with occupational health and safety.  It reads as follows:

“We are subject to various occupational safety and health regulations, and we have incurred expense in training employees in occupational safety compliance.  On January 10 and 11, 2008, all Plant operational personnel were trained for 10 hours in an OSHA safety course.  In addition, on February 19, 2008 all operational employees attended a training course on hazardous materials.  We have compiled a current Plant Safety Manual with the assistance of our consultants, Natural Resource Group, which is available to all Plant personnel.  We will continue to be subject to such safety and health regulations and will continue to incur expense with respect to training and compliance.  We do not expect that compliance with these rules and regulations will have a material impact on our business or as to our competitive stance in the industry, as these rules apply to other ethanol plants as well.”

Under our Member Control Agreement, it may be difficult for members to enforce claims against an officer or governor, . . ., page 33

19.                               Please revise the risk factor to the extent it overlaps with “Our governors and managers will not be liable . . ..” risk factor on page 32.

RESPONSE:  We have combined the two risk factors related to governor and manager liability into one risk factor titled “Under our Member Control Agreement, it may be difficult for members to enforce claims against an officer or governor, and, as a result, they may not be able to recover any losses they may suffer through their ownership of the Units arising from acts of our officers and governors that harm our business.”  It reads as follows:

“Our officers and governors must discharge their duties with reasonable care, in good faith and in our best interests.  Despite this obligation, Minnesota law and our Member Control Agreement limit an officer’s or governor’s liability to us and our members.  Officers or governors are generally not liable to us or our members for monetary damages for breaches of fiduciary duty, unless it involves (i) a willful failure to deal fairly with us or our members in connection with a matter in which the governor or officer has a material conflict of interest; (ii) a violation of criminal law, unless the governor or officer had reasonable cause to believe that his, her or its conduct was lawful or no reasonable cause to believe that the conduct was unlawful; (iii) a transaction from which the governor or officer derived an improper personal profit; or (iv) willful misconduct.  These limitations could limit members’ rights to enforce claims against our officers or governors.  In addition, our Member Control Agreement contains an indemnification provision which requires us to indemnify any governor or manager to the extent required or permitted by Minnesota Statutes, Section 322B.699, as amended from time to time, or as required or permitted by other provisions of law.”

There are conflicts of interest in our business, because we have relationships . . ., page 33

20.                               Please briefly describe the conflicts of interest that currently exist in your proposed structure and operations, as suggested by the first sentence in this risk factor.  The items you currently discuss all appear to be conflicts that “may” arise.

RESPONSE: We added the following disclosures regarding current potential conflicts in the first paragraph of our conflict of interest risk factor:

“Conflicts of interest may exist in our structure and operation.  One of our governors, Lee Rogness, is an owner of Interstate Inc., an agricultural equipment dealership which has supplied equipment to us.  Another one of our governors, Gregory M. Smith, is a physician at Fergus Falls Medical Group, which provides some healthcare services to our employees.   Our governors may have other business interests, which could compete with us for the time and resources of our governors.  Our officers, governors and affiliates may sell corn to CHS that we ultimately receive and purchase distillers grains from CHS that originated at our plant, all on terms similar to those contained in contracts entered into by us with unaffiliated third parties.”

21.                               We note that Mr. Longtin’s employment agreement contains a non-competition and non-solicitation provision pursuant to which during the course of his employment and for two years after termination of his employment, Mr. Longtin is not allowed to be employed, consult, or perform services for any person or entity in the ethanol business within a specified geographic area.  In view of this restrictive covenant, further elaborate your discussion regarding this risk factor to better quantify the disclosed risk.

RESPONSE:  We have decided not to disclose Mr. Longtin’s non-compete, non-solicit provision as a conflict of interest risk factor, because we believe Mr. Longtin’s restrictive covenants are actually beneficial to Otter Tail Ag Enterprises.  To the extent Mr. Longtin is working for the Company, he has no conflict related to the restrictive covenants since they are not in effect until he leaves.  If he leaves the Company, he has no conflict since he owes the Company no duty.  We cannot quantify the disclosed risk because we believe no risk exists.

Selected Financial Data, page 34

22.                               Please revise our selected financial data to include both basic and diluted net income (loss) per unit.  Please also revise your weighted average units outstanding for the fiscal year ended September 30, 2007 and for the period from inception (January 27, 2005) to September 30, 2007 to be consistent with the weighted average units outstanding from your statement of operations on page F-3.

RESPONSE: We have revised the Statement of Operations table to include basic and diluted Net Income (Loss) Per Unit, and to include basic and diluted Weighted Average Units Outstanding.    We have also included a new column for the three months ended December 31, 2007.

23.                               Please present your long-term debt as a separate line item in the balance sheet data section as required by Instruction 2 of Item 301 of Regulation S-K.

RESPONSE:  We have revised the balance sheet to include “Long term debt, net of current maturities.”

Management Discussion and Analysis of Financial Conditions and Results of Operation, page 35

Operating Expenses, page 35

24.                               We note your reference to costs related to “professional fees.”  Please disclose what it is meant by this term.

RESPONSE: We have added a statement in parentheses after each mention of “professional fees” that specifies “(for legal and accounting services).”

Plant Construction and Start-Up of Plant Operations, page 37

25.                               Based on your expectation that the Plant construction will be completed by March 2008, please disclose when you expect the Plant to become fully operational.  Based on your estimates, please disclose whether you anticipate generating revenues by our fiscal year end.  If you anticipate any delays to your plans, please disclose the most likely causes of such delays and whether your cash reserves would be sufficient to sustain your operations.

RESPONSE:  On March 14, 2008, the Plant became fully operational and started producing ethanol  and loading it onto railcars.  We have revised our disclosures throughout the Form 10 accordingly, including that we generated revenue on March 31, 2008.

Trends and Factors that May Affect Future Operating Results, page 37

26.                               We note that some of your disclosures in this section are repetitive of disclosures contained in the Business section.  Please revise to focus your discussion on the effect that the trends and factors you identify may have on your future operating results.

RESPONSE:  We have deleted the repetitive disclosures and added the following sentences regarding the effect on future operating results for each respective paragraph:

1.  We expect that the RFS and Volumetric Ethanol Excise Tax Credit will increase demand for our ethanol and have a positive effect on our operating results.

2.  We believe that the influx of new ethanol refineries and increase in supply may have a negative effect on our short-term operating results.

3.   Significant increases in the price of corn will have a significant negative effect on future operating results.

4.  We expect that volatility in the natural gas market will continue, and that significant increases in the price of natural gas would have a significant negative effect on future operating results.

Liquidity and Capital Resources, page 39

Overview, page 39

27.                               In accordance with Item 303(a)(1) of Regulation S-K, please discuss how the start of our operations will impact your liquidity.  Please refer to our comment 25.

RESPONSE:  We have added a paragraph to our liquidity and capital resources section that reads as follows:

“We commenced operations on March 14, 2008 and generated positive operating cash flows on March 31, 2008 and expect to continue doing so in the normal course of business, which should provide us with necessary liquidity for our continuing operations.  Under our Ethanol Fuel Marketing Agreement with RPMG, RPMG agrees to make payment to us within 10 days of RPMG taking ownership of our produced ethanol.  Total cash flow from the project following operational commencement of the project has been impacted by many factors including, but not limited to, the final cost of the project, timing of commencement of operations, the speed of ethanol production during the start-up phase, as well as energy and corn prices.  In the event we do have any liquidity deficiencies for any reason, we may draw on our $4,000,000 revolving line of credit with Agstar.”

28.                               On the fourth paragraph, you state that you anticipate spending over $7 million in capital expenditures to complete the Plant.  Starting on page 1 of the registration statement, you state that you will spend approximately $9 million to finish construction.  Please clarify whether the $7 million in capital expenditures would be in addition to the $9 million figure, or otherwise, revise the disclosures to remove any discrepancies.

RESPONSE:  We have revised the relevant disclosures so that there are no longer any references to capital expenditures to complete the plant.  This is because in the subsequent 60 days from our original filing, the Plant has been constructed.  We disclose overall construction expenditures as approximately $127,000,000.

Contractual Obligations and Commercial commitments, page 39

29.                               Starting on page F-18 of Note 9 to the Financial Statements, you discuss a number of contractual arrangements which seem to be missing from you discussion in this section of the registration statement.  For example, we note your agreement for payment of a Placement Agency Fee equal to 2.5% of the principal amount of the Bonds, and the agreements discussed in the first and fourth paragraphs under the caption “Management Agreements” on page F-18.  To the extent that these agreements are still effective and payment of fees and performance of services are outstanding, please include a discussion regarding the material terms of these agreements in the “Contractual Obligations . . .” section.  To the extent required by Item 601(b)(10) of Regulation S-K, please file these agreements as exhibits to the registration statement.

RESPONSE: We have added the relevant provisions from the Financial Statement notes to the narrative disclosures in our Contractual Obligations and Commercial commitments section, including the Placement Agency Fee and Management Agreements.

30.                               Please clarify whether the commitment fees under the Construction Loan or the revolving promissory note with Agstar are charged monthly or annually.

RESPONSE:  We have revised the Agstar disclosure to read as follows: “Commitment fees were charged at the time of conversion from the Construction Loan to the Term Loan and are charged annually thereafter.”

31.                               To the extent that your discussion on paragraphs seven and nine on page 40 relates to the same lease agreement, please combine the two and further revise your disclosures to provide a clearer understanding of this lease arrangement.  Please disclose when you have to start making payments under the lease, and what the amount of each lease payment will be.  We note that Section 4.2 of the Lease Agreement between Otter Tail county and you (Exhibit 10.33) requires you to make payments of interest and principal on the General Obligation bond starting on February 25, 2007.

RESPONSE:  We have revised the provisions related to the capital lease to provide clarity.  It begins as follows: “In April 2007, the Company entered into a long term equipment lease agreement (the “Equipment Lease Agreement”) with Otter Tail County, Fergus Falls, Minnesota (the “County”) in order to finance equipment for the plant (the “Capital Lease”).  The Equipment Lease has a term from May 1, 2007 through November 2019. The County financed the purchase of equipment through Subordinate Exempt Facility Revenue Bonds Series 2007A totaling $20,000,000, General Obligation Tax Abatement Bonds Series 2007B totaling $5,245,000, and Taxable General Obligation Tax Abatement Bonds Series 2007C totaling $765,000.”

32.                               Please revise the contractual obligations table on page 41 to present interest payments separately from principal payments.  Please also disclose in a footnote to the table the assumptions used in arriving at the interest payment amounts.

RESPONSE: Our contractual obligations table now includes separate principal and interest payments.  We have also added a footnote to the interest line item that reads, “Interest is estimated at the current market rates.”

Quantitative and Qualitative Disclosures About Market Risk, page 41

33.                               Please provide quantitative and qualitative disclosures related to your market risk including, but not limited to, market risks associated with your derivative instruments that hedge your anticipated corn purchases.  Please also provide the disclosures in accordance with one of the three disclosure alternatives as required by Item 305(a)(1) of Regulation S-K.

RESPONSE: We have revised the Qualitative and Quantitative Disclosures section in full, in accordance with Item 305(a)(1).  The section now contains a Sensitivity Analysis that estimates our exposure to corn and ethanol price risk.

Liability Risk, page 42

34.                               You indicate that the captive reinsures catastrophic losses in excess of a predetermined amount.  Please disclose your excess loss limits associated with each risk you are self-insurance for including, but not limited to, workers’ compensation, commercial property and general liability.  Please also disclose each risk for which you do not have excess loss limits.  Similarly, revise your disclosures in the footnotes to your financial statements as well.

RESPONSE:  Our previous disclosure regarding captive reinsurance was inaccurate, and has been deleted.  We have revised the liability risk disclosure paragraph as follows:

“We have obtained insurance for our risks through our insurance company, Willis of Minnesota (“Willis”).  The various coverages and deductibles are as follows:

•                  Property - $50,000 deductible;

•                  General liability – No deductible;

•                  Automobile – No deductible;

•                  Worker’s compensation – No deductible;

•                  Directors and officers - $10,000 deductible;

•                  Crime - $5,000 deductible;

•                  Environmental - $50,000 deductible; and

•                  Umbrella - $10,000 SIR.

Our premiums to Willis are structured such that we have made a prepaid collateral deposit of estimated losses related to the above coverage.  The amount of our prepaid collateral deposit is $4,075,205, of which $1,413,319 is restricted cash and $2,661,814 is debt service reserve.  We can not be assessed over the amount in the collateral fund.”

35.                               To The extent material, please disclose what the amount of the “prepaid collateral deposit” is.

RESPONSE:  We have a new sentence in the Liability Risk section that discloses “The amount of our prepaid collateral deposit is $4,075,205, of which $1,413,319 is restricted cash and $2,661,814 is debt service reserve.”

Security Ownership of Certain Beneficial Owners and Management, page 44

36.                               In accordance with Item 403(a) of Regulation S-K, please furnish in a tabular form information about beneficial owners of more than five percent of your voting units.  Based on your first sentence of this section, it is unclear whether this information was omitted of whether, other than the management group, there are no five percent beneficial owners.  Please refer to rule 13d-3 of the Exchange Act to determine the beneficial owners.

RESPONSE:  We have added a sentence in the first paragraph of the item stating that

“We have no beneficial owners of more than five percent of our Units.”

Governors and Executive Officers, page 45

Business Experience of Governors and Executive Officers, page 45

37.                               We note that when describing the business experience of some of your governors and executive officers, such as Messrs. Larson and Ronnevik, you make use of certain undefined acronyms.  Also, the chronological order of the employment and occupation history at times is not clear.  For example, it is unclear what is Messrs. Mehl’s and Rust’s current occupation or how long Dr. Smith has been employed with Fergus Falls Medical Group.  In accordance with Item 401(e) of Regulation S-K, please revise your disclosures to provide more clarity on these matters.

RESPONSE:  We have spelled out the relevant acronyms and revised the relevant biographies to state that Messrs. Mehl and Rust are retired and that Dr. Smith has been employed with Fergus Falls Medical Group since September 1995.

Audit Committee, page 48

38.                               We note that in several places in our registration statement you refer to other committees, such as the advisory committee mentioned on Note 10, page F-22.  Please include a brief discussion of your other committees, their composition, and the responsibilities of each committee.

RESPONSE:  We have added the following paragraphs to our committee disclosure section:

AUDIT COMMITTEE

We established an audit committee consisting of four members, two independent Board members, Jeff Stanislawski and Hans Ronnevik (chairman), and two officers, Anthony Hicks and Kelly Longtin. The audit committee reviews our audited financial statements and evaluates our independent public accountant, and makes recommendations to the full Board of Governors on audit-related issues.  Anthony Hicks and Jeff Stanislawski are the financial experts on our audit committee. We are not required to have an audit committee or comply with any specific rules regarding its composition because we are not a listed issuer as defined in Rule 10A-3 under the Exchange Act.

COMPENSATION COMMITTEE

We established a compensation committee consisting of three independent Board members, Lee Rogness (chairman), Jonathan Piekarski, and Gerald Rust.  The compensation committee evaluates compensation for our executive officers and key employees, and makes recommendations to the Board regarding any changes to the compensation provided to our officers and key employees.

RISK MANAGEMENT COMMITTEE

We established a risk management committee consisting of three members, two independent Board members, Philip Deal (chairman) and Mark Ellison, and one officer, Kelly Longtin.  The risk management committee reviews our financial our cash position, hedging, and related transactions.

TECHNOLOGY COMMITTEE

We established a technology committee consisting of eight members, two independent Board members, Ron Tobkin (chairman) and Lee Rogness, one officer, Kelly Longtin, one key employee, Gunner Greene, and four other members, Brian Lacey, Roger Schmidt, Chuck Meixel (Exofficio), and Harold Stanislawski (Exofficio).  The technology committee evaluates our information technology infrastructure and makes recommendations to the Board regarding changes to the infrastructure.

Executive Compensation, page 49

Components of Compensation Program, page 49

39.                               Throughout this section, you refer to Units issues as part of various components of compensation as well as “restricted stock awards.”  Please revise to clarify the nature of these awards, which we assume are awards relating to your Units.  Please make conforming changes to the other sections of the registration statement where you discuss matters addressed by this comment.

RESPONSE:  We have changed our references from “restricted stock awards” to “restricted unit awards” throughout all sections of the registration statement.

40.                               Please identify the performance factors referred to in the “Incentive compensation” discussion.  To the extent that these performance factors were difference for each executive officers, please note these differences.

RESPONSE:  Our Compensation Objectives and Policies section now describes the different performance factors and provides an overview of each.

41.                               You state that the number of options granted is determined in accordance with the “Return On Investment Schedule.”  Please explain how corporate performance targets such a Return on Investment, Sarbanes-Oxley Reporting Compliance, and Lender Reporting Compliance are calculated for purposes of determining components of executive compensation.  Further, please disclose:  (1) the Sarbanes-Oxley Reporting Compliance goals and the Lender Reporting Compliance goals; and (ii) the “certain” Plant safety and efficiency goals that you refer to in your “Options” discussion.

RESPONSE:  Our Compensation Objectives and Policies section now describes each performance target.  It specifies that the SOX goals are met “if our public reports are filed in an accurate and timely manner, as judged by the Board” and that the “certain” Plant safety and efficiency goals concern the following: operations and efficiency, plant safety (no loss time accidents), days of production, process guarantees, BTU per gallon, KW per gallon, yield, compliance with all regulations and permits, standard operating procedures, retention/cross-training of employees, maintenance/parts inventory, plant cleanliness, and identification and implementation of new technologies.”

42.                               In accordance with Item 402(o)(1) of Regulation S-K, please disclose the material terms of the employment agreements entered into between you and your executive officers including, but not limited to, termination provisions and provisions related to severance payments.  We note your discussion on Note 10, page F-22.

RESPONSE:  We have added a “Term and Termination” provisions paragraph under the Components of Compensation section that specifies the termination and severance provisions of each officer’s employment agreement.

Compensation Objectives and Policies, page 49

43.                               We note that you have set company-wide performance goals based on net cost performance goals based on net cost per gallon benchmarks developed by a third party.  Please provide in the filing a more detailed explanation of what these benchmarks are and how they were developed and used in setting these performance goals.

RESPONSE:  We have revised the Compensation Objectives and Policies section to include a net cost per gallon benchmark overview, and disclosed that the benchmark takes into account the following factors: cost of goods sold (feed stock, ingredients, water cost, natural gas, production labor, and electricity cost) and operations (administrative expense, plant supplies, repairs and maintenance, insurance cost, real estate taxes, other taxes, depreciation/amortization, and interest expense).  We also disclose that:

“The Company intends to subscribe to a independent benchmarking program specifically designed for bio-fuels and operated by Christianson & Associates, PLLP. This program covers approximately 80 different parameters associated with the financial and operational efficiencies of ethanol production based upon a per gallon factor thus allowing comparison of data from different plants across the United States.  The components of net cost per gallon include cost of goods sold (feed stock, ingredients, water cost, natural gas, production labor, and electricity cost) and operations (administrative expense, plant supplies, repairs and maintenance, insurance cost, real estate taxes, other taxes, depreciation/amortization, and interest expense).”

Summary Compensation Table, page 50

44.                               Please explain why under the “Option Awards” column you have not listed the options granted to Messrs. Hicks and Greene for up to 5,000 units each.  See Item 402(n)(2)(vi) of Regulation S-K and the related Instruction.

RESPONSE:  We have added options for 5,000 units for Mr. Hicks in the Summary Compensation Table.  We have not added any option information for Mr. Greene, because he is not eligible to exercise options until December 1, 2008.

45.                               We note that Section 3 of Mr. Longtin’s employment agreement sets his base salary for the calendar year 2009 to $142,000.  Please make the appropriate disclosure in the filing.

RESPONSE:  We have revised Mr. Longtin’s disclosure to state that  Mr. Longtin’s base salary will increase to $137,000 in calendar year 2008 and $142,000 in calendar year 2009.

Outstanding Equity Awards at Fiscal Year-End, page 52

46.                               The number of units reported on the Outstanding Equity Awards at Fiscal Year-End table seems somewhat inconsistent with your Summary Compensation Table disclosure on page 50.  Please explain in footnotes how you are reporting the number of units included in each column of your tabular presentation.  See Item 402(p) of Regulation
S-K.

RESPONSE: We have added a number of footnotes to the Outstanding Equity Awards table describing the nature of our outstanding restricted unit awards.  The number of outstanding restricted units matches the number disclosed in the footnotes of the Summary Compensation Table (7,500 out of 12,500 for Mr. Longtin; 3,000 out of 5,000 for Mr. Greene; 4,000 out of 5,000 for Mr. Hicks).

Certain Relationships and Related Transactions, page 53

47.                               We note your disclosure that your governors and officers may serve as directors of other business and may acquire financial or other incentives in other ethanol businesses that compete again you.  To the extent applicable, please disclose whether any of the executive officers or governors are currently involved or provide services for other ethanol-producing companies and whether any of the officers is covered by any non-competition clauses.

RESPONSE: We have added paragraphs disclosing any current potential conflicts of interest involving governors.  They read as follows:

“One of our governors, Lee Rogness, is an owner of Interstate Inc., an agricultural equipment dealership which has supplied equipment to us.  Another one of our governors, Gregory M. Smith,  is a physician at Fergus Falls Medical Group, which provides some healthcare services to our employees.

Jerry Larson, our Chairman of the Board, has ownership in Chippewa Valley Ethanol Company (“CVEC”), a co-operative in Benson, Minnesota, through which he is obliged to deliver corn as part of his patronage.  In return he is paid for the corn and receives a dividend based upon his holding if such a return is authorized by the board of CVEC.  Mark Ellison serves as Chairman of the board and Hans Ronnevik and Jonathan Piekarski serve as members of the board of Ag Country, a financial group making loans to agriculture of which a portion is in ethanol plants.”

We have not disclosed any non-compete, non-solicitation provisions related to our CEO, Mr. Longtin.  Please see Comment 21 for an analysis.

Market Price of and Dividends on the Registrant’s Common Equity and Other Member Matters, page 56

Securities Authorized for Issuance under Equity Compensation Plan, page 56

48.                               Please revise your disclosures to provide information in accordance with Item 201(d) of Regulation S-K.

RESPONSE:  We have revised our disclosure to include the following table:

	Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	20,000	2.00	—
Equity compensation plans not approved by security holders	—	—	—
Total	20,000	2.00	—

49.                               We refer to your discussion in Note 10, page F-22, related to the 650,000 units reserved for issuance to employees, non-employees, and consultants.  Please revise your disclosure in this section to discuss in more detail the material terms of the company’s Incentive Unit Plan.

RESPONSE:  We have added a paragraph that discloses that we have no formal Incentive Unit Plan, but rather have established Incentive Goals for our executives in their respective employment agreements.  The terms of these Incentive Goals are disclosed in the Components of Compensation portion of Item 6. Executive compensation.

Recent Sales of Unregistered Securities, page 57

50.                               In accordance with Item 701(c) of Regulation S-K, please provide the factual basis for each claimed exemption.

RESPONSE:  We have revised our Item 10 disclosure to incorporate the relevant exemptions from Regulation D for our seed capital offering (Rule 506) and offerings to Harris Mechanical, three individual easement holders, and one company easement holder (Rule 504).  Our position with regard to each claimed exemption is as follows.

1.  Seed Capital Offering (completed September 2005, aggregate value $2,400,000): the offering was exempt pursuant to Regulation D, Rule 506, since it involved fewer than 35 non-accredited investors.  There were 26 investors total in the seed capital offering. We determined prior to making the sale that each non-accredited investor either alone or with his or her purchaser representative(s) had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the prospective investment.  This offering does not integrate with any subsequent offerings because it was completed eight months before our intrastate offering.  We are filing a Form D as required by Regulation D.

2.    Intrastate Offering (completed May 2006, aggregate value $42,200,000): the offering was exempt from registration pursuant to Section 3(a)(9) of the Securities Act and Rule 147.  Our intrastate offering does not integrate with any prior or subsequent offerings because it was completed eight months after our seed capital offering and nine months before our offering to a private company for easements granted by the company.

3.  Board and Advisor Offering (completed May 2007, aggregate value $312,000): the offering was exempt pursuant to Regulation E, Rule 701, since the sale was to governors and advisors , who are covered under Rule 701.  The advisors, Harold Stanislawski and Kent Mattson, are natural persons who provided bona-fide services to us.  Since the offering is exempt pursuant to Rule 701, it does not integrate with any prior or subsequent offerings.

4.  Harris Mechanical Compensation Offering (completed June 1, 2007, aggregate value $500,000) (the “Harris Offering”): the Harris Offering was exempt pursuant to Regulation D Rule 504, on the basis that; (i) the offering was less than $1,000,000; (ii) no advertisement or general solicitation was used in connection with the offering, (iii) Harris Mechanical represented its intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions, (iv) we had a specific business plan at the time of the offering; and (v) we were not subject to the reporting requirements of the Securities and Exchange Act of 1934 at the time of the offering.  The Harris Offering integrates with the subsequent easement offerings of December 1, 2007 (the “Individual Easement Offerings”) and February 1, 2007 (“the Black Ridge Offering”), since it was completed within six months of the Individual Easement Offerings, and the Individual Easement Offerings were within six months of the Black Ridge Offering.  The integrated offerings are collectively exempt under Rule 504 (see below for more information).

5.  The Individual Easement Offerings (completed December 1, 2007, aggregate value $6,000): the Individual Easement Offerings were exempt by virtue of Regulation D Rule 504, on the basis that; (i) the offerings were less than $1,000,000; (ii) no advertisement or general solicitation were used in connection with the offerings, (iii) the individuals represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions, (iv) we had a specific business plan at the time of the offerings; and (v) we were not subject to the reporting requirements of the Securities and Exchange Act of 1934 at the time of the offerings.  This offering integrated with the prior Harris Offering and subsequent Black Ridge Offering, since it was completed within six months of the Harris Offering and within six months of the Black Ridge Offering. The integrated offerings are collectively exempt under Rule 504 (see below for more information).

6. Black Ridge Offering (completed February 1, 2007, aggregate value $25,000):  the Black Ridge Offering was exempt by virtue of Regulation D Rule 504, on the basis that; (i) the offering was less than $1,000,000; (ii) no advertisement or general solicitation was used in connection with the offering, (iii) Black Ridge Homes, LLC represented its intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions, (iv) we had a specific business plan at the time of the offering; and (v) we were not subject to the reporting requirements of the Securities and Exchange Act of 1934 at the time of the offering.  The Black Ridge Offering integrates with the prior Harris Mechanical Offering and Individual Easement Offerings, because it is within six months of the Individual Easement Offering, and the Individual Easement Offering is within six months of the Harris Mechanical Offering.

The integrated offering, commencing June 1, 2007 and ending February 1, 2007 and consisting of the Harris Mechanical Offering, Individual Easement Offering, and Black Ridge Offering, is collectively exempt under Rule 504.  Since the Harris Mechanical Offering was for $500,000, the Individual Easement Offerings were for $6,000, and the Black Ridge Offering was for $25,000, the integrated offering was less than $1,000,000.  There were no advertisements or general solicitation used in connection with the integrated offering, and all investors in the integrated offering represented their intention to acquire the securities for investment only.  In addition, we had a specific business plan throughout the time of the integrated offering and were not subject to the reporting requirements of the Securities and Exchange Act of 1934 at any time during the integrated offering.

7.       Restricted Stock Award Signing Bonus Offerings (completed April 10, 2007 for CFO; May 12, 2006 for CEO; and May 30, 2006 for Plant Manager, aggregate value $45,000): these offerings were exempt pursuant to Regulation E Rule 701, because they were each 1) an offer 2) pursuant to a written compensation contract 3) issued to employees and 4) the aggregate sales price is less than $1,000,000 when combined within a 12-month period with the Rule 701 offerings to our governors and advisors, and the option offerings to our employees.  Each employee was delivered a copy of the written compensation contract.  These offerings do not integrate with prior or subsequent offerings since they are made pursuant to Rule 701.

8.      Option Offerings (completed April 10, 2007 for CFO; May 12, 2006 for CEO; and May 30, 2006 for Plant Manager, aggregate value $30,000): these offerings were exempt pursuant to Regulation E Rule 701, because they were each 1) an offer 2) pursuant to a written compensation contract 3) issued to employees and 4) the aggregate sales price is less than $1,000,000 when combined within a 12-month period with the Rule 701 offerings to our governors and advisors, and the Restricted Stock Award Signing Bonus offerings to our employees.  Each employee was delivered a copy of the written compensation contract.  These offerings do not integrate with prior or subsequent offerings since they are made pursuant to Rule 701.

51.                               Please expand your disclosure related to the Minnesota registered offering including information on the kind of publicity or advertising utilized in the offering.

RESPONSE:    We have added the following disclosure to Item 10: “Informational advertisements were placed in Minnesota-only publications, and informational meetings were held at various Minnesota locations from March 7 to March 27, 2006.  The advertisements clearly specified that potential investors must be a qualified Minnesota resident and that the communication was neither an offer to sell nor a solicitation of an offer to buy any securities.”

Description of Registrant’s Securities to be Registered, page 58

52.                               To the extent that your Articles of Organization, the Operating and Member Control Agreement, or the laws of the state of Minnesota contain provisions which have the effect of delaying, deferring, or preventing a change in control of the company, please disclose such information in accordance with Item 202(a)(5) of Regulation S-K.

RESPONSE: We have added a paragraph of bullet points related to change in control that details provisions in the Operating and Member Control Agreement related to the following:

1.  Limitations on Amending the Operating and Member Control Agreement.

2.  Restrictions on Calling a Special Meeting of Members.

3.  Supermajority of Governor Votes for Certain Actions.

4.  Appointed Governors.

Financial Statements

Statement of Operations, page F-3

53.                               On page F-10, you indicate that you hedge your anticipated corn purchases by entering into options and futures contracts.  You also indicate that you do not designate these instruments as hedges and therefore record in earnings adjustments caused from marking these instruments to market on a monthly basis.  Given that these instruments are related to your anticipated corn purchases, please tell us how you determined that the gain on derivatives should be included in other income instead of as a component to your operating loss for the period.  Please cite any accounting literature used to support you conclusion.

RESPONSE:     We disclose this information in note one of our financial statements.  It reads as follows:

In order for a derivative to qualify as a hedge, specific criteria must be met and appropriate documentation maintained.  Gains and losses from derivatives that do not qualify as hedges, or are undesignated, must be recognized immediately in earnings.  If the derivative does qualify as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  Changes in the fair value of undesignated derivative will be recorded in revenue or cost of goods sold based on the commodity being hedged, once the Company is in operations.  Prior to operations changes in the fair value of derivatives are recorded in other income or expense.

We account for derivative instruments in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities”.  SFAS No. 133 does not specify whether certain income statement categories are either permitted or appropriate, but does contain specific disclosure requirements for those items.  We believe we fulfill the disclosure requirements of the Statement.

Statement of Cash Flows, page F-5

54.                               Please present amortization of debt issuance costs as a separate line item in reconciling form a net income (loss) to net cash provided by (used in) operating activities for each period presented.

RESPONSE:  This was changed in the financial statements.  The condensed interim statement of cash flows now contains an amortization of debt issuance costs as a separate line item.

Note 1 – Summary of Significant Accounting Policies, page F-6

Grants, page F-8

55.                               You indicate that you recognize grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant.  Please tell us how you determined that it is appropriate to include grant income as other income when used to reimburse for your expenses incurred.  Please cite the accounting literature used to support you conclusions.

RESPONSE: There is limited guidance relating to the appropriate accounting treatment of grants.  As such, we recognize grant income in accordance with International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance”, specifically AC Section 9020.12, that states “Government grants should be recognized as income over the periods necessary to match them with the related costs to which they are intended to compensate, on a systematic basis.”    Further addressed in AC Section 9020.29 which states “Grants related to income are sometimes presented as a credit in the income statement, either separately or under a general heading such as “Other income”; alternatively, they are deducted in the reporting the related expense.”  We believe this accounting literature is the most authoritative guidance available, and accordingly have chosen the available option to report grant income as other income.

Net Income (Loss) per Units, page F-9

56.                               Please disclose, by type of potentially dilutive security, the number of additional units that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented.  Please also disclose how vested and unvested restricted units that have been issued are treated for basic and diluted earnings per share.  See paragraphs 10, 13, and 40(c) of SFAS 128.

RESPONSE: Additional disclosure was added to the footnote disclosure for Net Income (Loss) per Units reconciling the items from basic to diluted earnings per unit.

Note 6 – Capital Lease, page F-14

57.                               You indicate that you entered into a long-term equipment lease agreement that has a term from May 1, 2007 through November 2019.  You also will not start making payments until May 25, 2008.  You also indicate that capital lease payments for principal start on November 25, 2009.  Please tell us what consideration you gave to the delay in principal and interest payments under the lease agreement in accounting for this capital lease transaction.  Please tell us how you considered the provisions in SFAS 13 in reaching the conclusions you did regarding your accounting treatment.

RESPONSE:  There is no delay in the interest payments under the capital lease, as stated in footnote of the financial statements, a portion of the bond proceeds were set aside in an interest reserve fund which is held by the Trustee of the bonds, to pay interest until such date lease payments are required to start.

The property and equipment covered in the lease agreement consisted of equipment and property with an estimated life of 7 – 10 years, the lease term per the lease agreement is 20 years, which covers the full life of the equipment covered under the lease, exceeding the 75% of equipment life requirement.  We are funding the full payment of the $26 million dollar bonds which exceeds the value of the property in the lease agreement, which would also meet the 90% of fair market value criteria.  Furthermore, we are also fully guaranteeing the payment of the bonds in full.

Sincerely,

Todd A. Taylor

Direct Dial:  612.492.7355

Email:  ttaylor@fredlaw.com

TAT:SJD:mkh